EXHIBIT C – VERIFICATION OF TRUST PURSUANT TO RULE O-2(d)

CAPITOL SERIES TRUST

The undersigned states that he has duly executed the attached amended application dated October 4, 2019, for an Order pursuant to Section 6(c) of the Investment Company Act of 1940 (“1940 Act”), on behalf of Capitol Series Trust (“Trust”); that he is President of the Trust and is authorized to sign the amended application on behalf of the Trust; and that all action by shareholders and the Trust’s Board of Trustees necessary to authorize the undersigned to execute and file the amended application has been taken. The undersigned further states that he is familiar with the amended application, and the facts therein set forth are true to the best of his knowledge, information, and belief.

Dated: October 4, 2019

CAPITOL SERIES TRUST

By:	/s/ Matthew J. Miller
Matthew J. Miller
President